SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                          Altair Nanotechnologies, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                      Common Stock, no par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    021373105
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 J. Rowland Cook
                 Jenkens & Gilchrist, a Professional Corporation
                            2200 One American Center
                               600 Congress Avenue
                               Austin, Texas 78701
                                 (512) 499-3800
--------------------------------------------------------------------------------
                       (Name, Address and Telephone Number
                         of Person Authorized to Receive
                           Notices and Communications)


                                 April 7, 2004*
--------------------------------------------------------------------------------

             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

*  See Explanatory Note on page 4.

CUSIP No.  021373105
           ---------

     1. Names of Reporting Persons, I.R.S. Identification Nos. of above persons (entities only):

                        Toyota on Western, Inc.

     2.   Check the  Appropriate  Box if a Member of a Group (See  Instructions)
          (a) [ ]      (b) |X|

     3.   SEC Use Only
                      ----------------------------------------------------------

     4.   Source of Funds (See instructions)        WC
                                            ------------------------------------

     5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

     6.   Citizenship or Place of Organization      Illinois
                                              ----------------------------------

                    7.  Sole Voting Power        3,507,058 (consisting of common
     Number of                                              stock and warrants)
     Shares
     Beneficially   8.  Shared Voting Power      ---------
     Owned by Each
     Reporting      9.  Sole Dispositive Power   3,507,058 (consisting of common
     Person With:                                           stock and warrants)
                   10.  Shared Dispositive Power ---------

     11.  Aggregate Amount Beneficially Owned by Each Reporting Person
                   3,507,058 (consisting of common stock and warrants)
          ----------------------------------------------------------------------

     12. Check if the Aggregate Amount in Row 11 Excludes Certain Shares (See Instructions) [ ]

     13.  Percent of Class Represented by Amount in Row 11.
                                7.0% (see Item 5)
          ----------------------------------------------------------------------

     14.  Type of Reporting Person (See Instructions):
                                       CO
          ----------------------------------------------------------------------


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


CUSIP No.  021373105
           ---------

     1. Names of Reporting Persons, I.R.S. Identification Nos. of above persons (entities only):

                        Louis H. Schnur

     2.   Check the  Appropriate  Box if a Member of a Group (See  Instructions)
          (a) [ ]      (b) |X|

     3.   SEC Use Only
                      ----------------------------------------------------------

     4.   Source of Funds (See instructions)        PF
                                            ------------------------------------

     5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

     6.   Citizenship or Place of Organization      United States of America
                                              ----------------------------------

                    7.  Sole Voting Power        5,249,851 (consisting of common
     Number of                                              stock and warrants)
     Shares
     Beneficially   8.  Shared Voting Power      ---------
     Owned by Each
     Reporting      9.  Sole Dispositive Power   5,249,851 (consisting of common
     Person With:                                           stock and warrants)
                   10.  Shared Dispositive Power ---------

     11.  Aggregate Amount Beneficially Owned by Each Reporting Person
                  5,249,851 (consisting of common stock and warrants)
          ----------------------------------------------------------------------

     12. Check if the Aggregate Amount in Row 11 Excludes Certain Shares (See Instructions) [ ]

     13.  Percent of Class Represented by Amount in Row 11.
                                9.9% (see Item 5)
          ----------------------------------------------------------------------

     14.  Type of Reporting Person (See Instructions):
                                       IN
          ----------------------------------------------------------------------

                                  Schedule 13D
                                  ------------

EXPLANATORY NOTE

     The ownership interests of Louis H. Schnur and Toyota on Western, Inc. ("Toyota on Western" and collectively, the "Reporting Persons") in Altair Nanotechnologies, Inc. ("Altair") have been reported in each of Altair's definitive proxy statements filed with the Securities and Exchange Commission (the "Commission") on Schedule 14A pursuant to the Securities and Exchange Act of 1934, as amended (the "Exchange Act") since 2001. However, the Reporting Persons only recently fully understood their ongoing reporting obligations under
Section 13 of the Exchange Act. This filing is being made in compliance with such ongoing reporting requirements under the Exchange Act.

     The failure to timely file this filing with the Commission was not willful or deliberate, but rather as the result of the Reporting Persons not being made aware that they are deemed under Section 13 to be the beneficial owner of those shares of Altair common stock that is not registered or that they have the right to acquire within 60 days of the date hereof pursuant to outstanding warrants. Of the 5,249,851 shares of Altair common stock reported herein as being beneficially owned by the Reporting Persons, 3,507,058 shares of common stock (or approximately 67% of the shares of common stock deemed beneficially owned) represent restricted shares of common stock or shares of common stock underlying warrants that have not been exercised.

Item 1.  Security and Issuer.

            Altair Nanotechnologies, Inc.
            Common Stock, no par value
            204 Edison Way
            Reno, Nevada  89502

Item 2.  Identity and Background.

     This Schedule 13D is being filed by Toyota on Western and Louis H. Schnur, the officer, director and sole shareholder of Toyota on Western.

     Toyota on Western is an Illinois corporation, the principal business of which is the operation of an automobile dealership. The principal business address of Toyota on Western is 6941 South Western Avenue, Chicago, Illinois 60636.

     Mr. Schnur's principal occupation or employment is serving as the President of Toyota on Western. Mr. Schnur is a citizen of the United States of America and his principal business address is 6941 South Western Avenue, Chicago, Illinois 60636.

     The Reporting Persons may be deemed to comprise a "group" within the meaning of Section 13(d)(3) of the Exchange Act, although neither the fact of this filing nor any of the information contained herein shall be deemed to be an admission by any of the Reporting Persons that a "group" exists.

     During the last five years, none of the Reporting Persons (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or


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


administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

     The source of funds used by Toyota on Western to purchase Altair common stock and warrants is Working Capital of Toyota on Western. As used herein, the term "Working Capital" includes income from the business operations of the entity plus sums borrowed from, among other sources, banks, to operate such business in general. Mr. Schnur used his personal funds to purchase his shares of Altair common stock and warrants.

Item 4.  Purpose of Transaction.

     Subject to the statements below in this Item 4, the Reporting Persons hold their shares of Altair common stock for investment. The Reporting Persons may, subject to market conditions and other factors deemed relevant to them, purchase additional shares of common stock from time to time in open market purchases, privately negotiated transactions or otherwise. In addition, the Reporting Persons do intend from time-to-time to monitor the terms of the warrants they hold and if the market conditions are favorable, to exercise certain of the warrants, subject to the 9.9% limitation described in Item 5, below.

     The Reporting Persons intend to review, on a continuing basis, their investment in Altair common stock and their business affairs and financial conditions, as well as conditions in the securities markets and general economic and industry conditions. The Reporting Persons may in the future take such actions with respect to their investment in Altair common stock as they deem appropriate in light of the circumstances existing from time to time, including, without limitation, purchasing additional shares of common stock, exercising warrants or disposing of the shares of common stock they now hold or hereafter acquire.

     Except as described below, the Reporting Persons have not formulated any plans or proposals of the type referred to in clauses (a) - (j) of Item 4 of
Schedule 13D.

     Mr. Schnur has submitted a shareholder proposal to Altair pursuant to Rule 14a-8 under the Exchange Act. At present, the proposal and supporting statement read as follows:

     Proposal
     --------

          That the Company (1) make a greater effort to identify and nominate candidates for director who have meaningful knowledge and experience in nanotechnology or high tech industries; and (2) issue a report describing its efforts to identify and recruit director nominees who have meaningful knowledge and experience in nanotechnology or high tech industries, its criteria for board qualification, and the process of selecting board candidates and committee members.

     Supporting Statement
     --------------------

          Within recent periods, the Company has dramatically altered its business focus from mining to the development of nanotechnologies. Given this change, the Company should make an effort to recruit directors with knowledge and experience in nanotechnology and high tech industries. Shareholder value should be better served by having these changes made.

     Altair has indicated that it does not support the proposal as presently written; however, Mr. Schnur is in discussions with Altair representatives to determine whether the proposal might be revised in a manner that would cause
Altair to support it. Mr. Schnur's present intent is to have the proposal included in the Altair proxy statement for the 2004 annual meeting and presented for a shareholder vote at that meeting.

     Mr. Schnur was encouraged by Altair's December 19, 2003 restructuring announcement, and he believes shareholder value will be maximized with the immediate termination of mining directors and employees. Whereas Altair has a "deficit accumulated during the development stage" (April 9, 1973-December 31, 2003) of $46,213,413, Mr. Schnur believes that the mining business segment may be responsible for up to approximately $30,000,000 of those deficits.

     Mr. Schnur does not believe that Altair should spin-off the mining projects to Altair shareholders, and suggests instead that the centrifugal jib and the Tennessee mining project be sold to third parties in 2004, by public auction, if necessary. He believes the economic potential of the mining projects does not justify continued expenditures for mining personnel, lease payments, environmental and liability lawsuit risks, field support for the jig in Africa, and other expenses.

     The Reporting Persons are monitoring Altair's actions and progress on the topics described above in this Item 4 but, other than continued discussions concerning the shareholder proposal, they have made no determinations at this time on whether to pursue any additional steps.

Item 5.  Interest in Securities of the Issuer.

     Pursuant to Rule 13d-3(a), at the close of business on April 7, 2004, the Reporting Persons collectively may be deemed to be the beneficial owner of 2,139,829 shares of Altair common stock, and 3,110,022 warrants; provided, however, the warrants are subject to a provision prohibiting the exercise of any warrants if, after such exercise, the Reporting Persons would beneficially own more than 9.99% of outstanding shares of Altair common stock.

     A report filed by Altair on Form 10-K states that Altair had 48,650,140 shares of common stock outstanding as of March 15, 2004. If all warrants held by the Reporting Persons that could be exercised in fact were exercised, the Reporting Persons would have 9.9% of Altair's outstanding shares of common stock.

     As of the date of this Schedule, the collective holdings of the Reporting Persons of Altair common stock and warrants are as follows:

          Unrestricted shares                                     566,300
          Restricted shares                                     1,573,529
          Exercisable warrants                                  1,536,493
          Restricted warrants                                   1,573,529
                                                                ---------
          Total                                                 5,249,851

     Mr. Schnur has engaged in the following transactions in Altair common stock during the 60 days preceding this filing:

        Date             Transaction        Number of Shares       Average Price

   February 3, 2004       Purchased              44,970                $3.41
   February 4, 2004       Purchased             276,411                $2.99
   March 16, 2004         Purchased             138,035                $2.68
   March 19, 2004         Purchased              70,765                $2.43
   April 1, 2004            Sold                 40,000                $3.15
   April 2, 2004            Sold                 20,000                $3.30

     The Reporting Persons hold warrants as follows:

     (a) A warrant to acquire 50,000 shares of common stock at $2.00 per share was purchased by Mr. Schnur from Altair on December 14, 2001 and is exercisable within 60 days of the filing of this Schedule 13D.

     (b) A warrant to acquire 250,000 shares of common stock at $2.50 per share was purchased by Mr. Schnur from Altair on December 14, 2001 and is exercisable within 60 days of the filing of this Schedule 13D.

     (c) A warrant to acquire 225,297 shares of common stock at $1.50 per share was purchased by Mr. Schnur from Altair on April 26, 2002 and is exercisable within 60 days of the filing of this Schedule 13D.

     (d) A warrant to acquire 445,297 shares of common stock at $2.00 per share was purchased by Mr. Schnur from Altair on April 26, 2002 and is exercisable within 60 days of the filing of this Schedule 13D.

     (e) A warrant to acquire 445,297 shares of common stock at $2.50 per share was purchased by Mr. Schnur from Altair on April 26, 2002 and is exercisable within 60 days of the filing of this Schedule 13D.

     (f) A warrant to acquire 120,602 shares of common stock at $1.00 per share was purchased by Mr. Schnur from Altair on May 9, 2003 and is exercisable within 60 days of the filing of this Schedule 13D.

     (g) A warrant to acquire 1,573,529 shares of common stock at $1.00 per share was purchased by Western on Toyota from Altair on March 31, 2003 and is exercisable within 60 days of the filing of this Schedule 13D, assuming that the underlying shares of common stock have been registered (they have not) or that an exemption from registration is available.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     None.

Item 7.  Materials Filed as Exhibits.

     Agreement between Louis H. Schnur and Toyota on Western, Inc. to make a single, joint filing of this Schedule 13D.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  April 7, 2004.


                                                          /s/
                                      ------------------------------------------
                                      LOUIS H. SCHNUR


                                      TOYOTA ON WESTERN, INC.



                                      By:                 /s/
                                         ---------------------------------------
                                         Louis H. Schnur, President


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